UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2024

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Publicly-Held Company of Authorized Capital

CNPJ/MF 90.400.888/0001-42 - NIRE 35.300.332.067

NOTICE OF MEETING – ORDINARY AND EXTRAORDINARY GENERAL MEETINGS - Shareholders are hereby invited to attend the Ordinary and Extraordinary General Meetings (“OEGM”) to be held on April 26, 2024, at 3:00 PM, at the principal place of business of the Company, located at Avenida Presidente Juscelino Kubitschek No. 2041 – 2nd mezzanine, Vila Nova Conceição, São Paulo/SP, to resolve upon the following Agenda:

At the Ordinary General Meeting:

(i) To TAKE the management accounts, to examine, discuss and vote on the Company’s Financial Statements related to the fiscal year ended on December 31, 2023, accompanied by the Management Report, the balance sheet, other parts of the financial statements, external auditors’ opinion and the Audit Committee Report;

(ii) To DECIDE on the allocation of net income for the year 2023 and the distribution of dividends; and

(iii) To FIX the annual global compensation of the Company´s management and members of Audit Committee.

At the Extraordinary General Meeting:

(i) To ELECT a new member to compose the Company’s Board of Directors;

(ii)  To CONFIRM the composition of the Company’s Board of Directors;

(iii)To INCREASE the Company’s share capital, in the amount of R$ 10,000,000,000.00 (ten billion Reais), without the issuance of new shares, through the capitalization of part of the balance of the Company’s statutory profit reserve;

(iv) To AMEND the caput of article 5 of the Company’s Bylaws to reflect the increase in its capital stock, if approved;

(v)  To CONSOLIDATE the Company’s Bylaws; and

(vi) To AMEND the wording of article 7.2 of the Company’s Long Term Incentive General Plan, approved at the Extraordinary General Meeting held on December 21, 2016.

Observation for participation and Vote during the Meeting

Participation in the Meeting: Shareholders, their legal representatives or attorneys-in-fact may participate in the Meeting in any of the following ways:

In person - The shareholders or their legal representatives shall appear at the OEGM with the appropriate identity documents. In the event of representation of a shareholder by an attorney-in-fact, shareholders shall leave at the Company's principal place of business (address mentioned bellow), at least seventy-two (72) hours before the OEGM is held, a power of attorney granted according to the applicable law;

Remote Voting Ballot: the Company implemented the remote voting system pursuant to CVM Resolution 81/22, enabling our Shareholders to send remote voting ballots directly to the Company, to the bookkeeper or through their respective custodian agents, in accordance with the procedures described in the General Meeting Participation Manual.

Our recommendation to the shareholders is to make use of remote voting instruments, either by the electronic means available or by sending written votes to the Company, or granting standardized powers of attorney with voting guidance, according to the instructions provided in the Management Proposal for the OEGM to be held in April 26, 2024.

General Instructions

1. As provided in CVM Resolution No. 70/22, the minimum percentage of participation in the voting capital required for the application of the multiple voting process for the election of the members of the Board of Directors is 5% (five percent);

2. As provided in § 2 of article 161 of Law No. 6,404/76 and art. 4 of CVM Resolution No. 70/22, the installation of the Fiscal Council by the General Meeting shall occur at the request of shareholders representing at least 2% (two percent) of the shares with voting rights, or 1% (one per cent) of non-voting shares; and

3. The documents related to the matters to be examined and resolved at the OEGM are available to shareholders (i) at the Company's principal place of business, at Avenida Presidente Juscelino Kubitschek, nº 2041 Wtorre JK, 9th floor - Corporate Legal Department, where they can be consulted, on working days, from 10:00 a.m. until 4:00 p.m., and on its website (www.ri.santander.com.br – at Corporate Governance >> Minutes of the Meeting); (ii) on the website of the Brazilian Securities and Exchange Commission (www.cvm.gov.br) and (iii) on the website of B3 S.A. - Brasil, Bolsa, Balcão (http://www.b3.com.br).

São Paulo, March 20, 2024 – Deborah Stern Vieitas – Chairwoman of the Board of Directors.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: March 20, 2024

Banco Santander (Brasil) S.A.

By:	/S/ Reginaldo Antonio Ribeiro
Reginaldo Antonio Ribeiro Officer without specific designation

By:	/S/ Gustavo Alejo Viviani
Gustavo Alejo Viviani Vice - President Executive Officer